Exhibit 99.1

500.com Limited Announces Unaudited Financial Results for the Third Quarter of 2019

SHENZHEN, China, November 11, 2019—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the third quarter ended September 30, 2019.

Physical Sales Channels of Sports Lottery Tickets

In March 2018, the Company entered into a framework agreement with the China Sports Lottery Administration Center (“CSLA”), pursuant to which the Company will cooperate with CSLA to develop physical channels to sell sports lottery tickets.

As of the reporting date, the Company had entered into framework agreements with Tianjin, Hunan and other provincial (including regional and municipal) sports lottery centers and started operations in Tianjin, Hunan, Hubei and Guangxi in China. The Company is committed to assisting sports lottery sales organizations throughout the country to improve the distribution of physical sales channel outlets in order to facilitate sports lottery ticket purchases and optimize the experience of lottery purchasers.

Suspension of Online Sports Lottery Sales in China

All provincial sports lottery administration centers to which the Company provided sports lottery sales services have suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015. In response to the Self-Inspection Notice, on April 4, 2015, the Company decided to voluntarily suspend all online lottery sales services. As a result of the provincial sport lottery administration centers’ decision to suspend accepting online lottery orders and the Company’s voluntary suspension of all online sports lottery sales services in China, the Company has not generated any revenue from these services since April 2015.

Third Quarter 2019 Highlights

•	Net revenues were RMB9.8 million (US$1.4 million), compared with net revenue of RMB9.7 million for the second quarter of 2019, and net revenue of RMB30.1 million for the third quarter of 2018.
•

Operating loss was RMB98.4 million (US$13.8 million), compared with operating loss of RMB138.3 million for the second quarter of 2019, and operating loss of RMB100.3 million for the third quarter of 2018.

•	Non-GAAP[1] operating loss was RMB52.3 million (US$7.3 million), compared with non-GAAP operating loss of RMB60.9 million for the second quarter of 2019, and non-GAAP operating loss of RMB57.6 million for the third quarter of 2018.

•	Net loss attributable to 500.com was RMB95.8 million (US$13.4 million), compared with net loss attributable to 500.com of RMB137.8 million for the second quarter of 2019, and net loss attributable to 500.com of RMB96.5 million for the third quarter of 2018.

•	Non-GAAP net loss attributable to 500.com was RMB49.7 million (US$7.0 million), compared with non-GAAP net loss attributable to 500.com of RMB60.4 million for the second quarter of 2019, and non-GAAP net loss attributable to 500.com of RMB53.8 million for the third quarter of 2018.

•	Basic and diluted losses per ADS were RMB2.23 (US$0.31).

•	Non-GAAP basic and diluted losses per ADS were RMB1.16 (US$0.16).

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses and impairment of goodwill. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

Mr. Zhengming Pan, the CEO of 500.com, stated, “Since we voluntarily suspended our online lottery sales operations in April 2015, we have continued to engage in new and promising initiatives to increase our revenue base. For example, we acquired The Multi Group, or TMG, in July 2017, and revenue from TMG is a major component of our current revenue. In addition, in March 2018, we entered into a framework agreement with CSLA, pursuant to which we will cooperate with CSLA to develop physical channels to sell sports lottery tickets. In that regard, we have entered into framework agreements with Tianjin, Hunan and other provinces and cities in China to assist them in developing physical sales channels of sports lottery tickets. We also have started operations in Tianjin, Hunan, Hubei and Guangxi in China. We released the Blue Paper on Blockchain Technology for China's Lottery Industry in November 2019, which provides an in-depth study on the current state and needs of China's lottery industry and outlines plans to drive its sustainable development using blockchain technology.”

The Blue Paper provides an in-depth study on the current state and needs of China's lottery industry and outlines plans to drive its sustainable development using blockchain technology. The Paper is primarily based on 500.com's wealth of experience and insights into the lottery industry gained over its many years of operations and leverages its recent research and exploration into the application of blockchain technology. Upon such technical strength, the team designed the framework of Chinese Lottery Chain (CLC), a blockchain solution specifically tailored to China's lottery industry. CLC was designed to be applied across the lottery industry where it will enhance lottery information management security, reduce operational costs and increase efficiency, strengthen the credibility of lottery results in China, and reduce lottery theft and fraud.

We will continue to look for additional opportunities to enhance value for our shareholders.

Third Quarter 2019 Financial Results

Net Revenues

Net revenues were RMB9.8 million (US$1.4 million) for the third quarter of 2019, representing a decrease of RMB20.3 million or 67.4% from RMB30.1 million for the third quarter of 2018 and a slight increase of RMB0.1 million or 1.0% from RMB9.7 million for the second quarter of 2019. Net revenues during the third quarter of 2019 consisted primarily of RMB9.3 million (EUR1.2 million) in revenue contribution from the Company’s online lottery betting and online casino in Europe through TMG, which accounted for 94.9% of total net revenues. The year-over-year decrease was mainly attributable to a decrease of RMB14.2 million resulting from the website migration in connection with the conversion of TMG’s Swedish license, which migration required users to re-register, and a decrease of RMB6.5 million caused by the ceased operation of sports information services in China in March 2019.

Operating Expenses

Operating expenses were RMB79.0 million (US$11.1 million) for the third quarter of 2019, representing a decrease of RMB56.7 million or 41.8% from RMB135.7 million for the third quarter of 2018, and a decrease of RMB7.4 million or 8.6% from RMB86.4 million for the second quarter of 2019. The year-over-year decrease was mainly due to a decrease of RMB27.5 million in share-based compensation expenses associated with share options granted to the Company’s employees, a decrease of RMB13.6 million in marketing and promotional expenses relating to a change in TMG’s marketing strategy, a decrease of RMB5.6 million in consulting expenses, a decrease of RMB4.7 million in expenses for employees, a decrease of RMB1.3 million in account handling expenses, a decrease of RMB1.3 million in platform service costs for TMG associated with its reduction in online lottery and online casino operations, a decrease of RMB1.2 million in travelling expenses and a decrease of RMB1.0 million in depreciation and amortization associated with leasehold improvements. The sequential decrease was mainly due to a decrease of RMB5.0 million in share-based compensation expenses associated with share options granted to the Company’s employees, a decrease of RMB3.1 million in consulting expenses, a decrease of RMB0.7 million in travelling expenses, which were partially offset by an increase of RMB0.6 million in lottery insurance costs and an increase of RMB0.6 million in depreciation associated with physical sales terminals.

Cost of services was RMB16.1 million (US$2.3 million) for the third quarter of 2019, representing a decrease of RMB2.4 million or 13.0% from RMB18.5 million for the third quarter of 2018, and an increase of RMB1.1 million or 7.3% from RMB15.0 million for the second quarter of 2019. The year-over-year decrease was mainly attributable to a decrease of RMB1.3 million in account handling expenses and a decrease of RMB1.3 million in platform service costs for TMG associated with its reduction in online lottery and online casino operations. The sequential increase was mainly due to an increase of RMB0.6 million in lottery insurance costs and an increase of RMB0.6 million in depreciation associated with physical sales terminals.

Sales and marketing expenses were RMB9.0 million (US$1.3 million) for the third quarter of 2019, representing a decrease of RMB17.6 million or 66.2% from RMB26.6 million for the third quarter of 2018, and a slight decrease of RMB0.6 million or 6.3% from RMB9.6 million for the second quarter of 2019. The year-over-year decrease was mainly attributable to a decrease of RMB13.6 million in marketing and promotional expenses relating to a change in TMG’s marketing strategy, a decrease of RMB3.0 million in share-based compensation expenses associated with share options granted to the Company’s employees and a decrease of RMB0.8 million in expenses for employees. The sequential decrease was mainly attributable to a decrease of RMB0.6 million in share-based compensation expenses associated with share options granted to the Company’s employees.

General and administrative expenses were RMB42.9 million (US$6.0 million) for the third quarter of 2019, representing a decrease of RMB30.4 million or 41.5% from RMB73.3 million for the third quarter of 2018, and a decrease of RMB7.1 million or 14.2% from RMB50.0 million for the second quarter of 2019. The year-over-year decrease was mainly due to a decrease of RMB19.3 million in share-based compensation expenses associated with share options granted to the Company’s employees, a decrease of RMB5.6 million in consulting expenses, a decrease of RMB3.0 million in expenses for employees, a decrease of RMB1.0 million in depreciation and amortization associated with leasehold improvements and a decrease of RMB1.0 million in travelling expenses. The sequential decrease was mainly due to a decrease of RMB3.5 million in share-based compensation expenses associated with share options granted to the Company’s employees, a decrease of RMB3.0 million in consulting expenses, and a decrease of RMB0.6 million in travelling expenses.

Service development expenses were RMB11.1 million (US$1.6 million) for the third quarter of 2019, representing a decrease of RMB6.3 million or 36.2% from RMB17.4 million for the third quarter of 2018, and a slight decrease of RMB0.7 million or 5.9% from RMB11.8 million for the second quarter of 2019. The year-over-year decrease was mainly due to a decrease of RMB5.2 million in share-based compensation expenses associated with share options granted to the Company’s employees, a decrease of RMB0.9 million in expenses for employees and a decrease of RMB0.2 million in travelling expenses. The sequential decrease was mainly due to a decrease of RMB0.9 million in share-based compensation expenses associated with share options granted to the Company’s employees.

Impairment of Goodwill

Impairment of goodwill was RMB30.9 million (US$4.3 million) for the third quarter of 2019. Impairment of goodwill was RMB57.2 million for the second quarter of 2019 and there was no impairment of goodwill for the third quarter of 2018. The impairment of goodwill was related to the Company’s acquisition of TMG.

Operating Loss

Operating loss was RMB98.4 million (US$13.8 million) for the third quarter of 2019, including the impairment of goodwill of RMB30.9 million (US$4.3 million), compared with operating loss of RMB100.3 million for the third quarter of 2018, and operating loss of RMB138.3 million for the second quarter of 2019.

Non-GAAP operating loss was RMB52.3 million (US$7.3 million) for the third quarter of 2019, compared with non-GAAP operating loss of RMB57.6 million for the third quarter of 2018, and non-GAAP operating loss of RMB60.9 million for the second quarter of 2019.

Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB95.8 million (US$13.4 million) for the third quarter of 2019, compared with net loss attributable to 500.com of RMB96.5 million for the third quarter of 2018, and net loss attributable to 500.com of RMB137.8 million for the second quarter of 2019. The sequential decrease was mainly due to a decrease in impairment provision of RMB26.3 million for goodwill and a decrease of RMB5.0 million in share-based compensation expenses associated with share options granted to the Company’s employees.

Non-GAAP net loss attributable to 500.com was RMB49.7 million (US$7.0 million) for the third quarter of 2019, compared with non-GAAP net loss attributable to 500.com of RMB53.8 million for the third quarter of 2018, and non-GAAP net loss attributable to 500.com of RMB60.4 million for the second quarter of 2019.

Cash and Cash Equivalents, Restricted Cash, Time Deposits and Short-term Investments

As of September 30, 2019, the Company had cash and cash equivalents of RMB242.7 million (US$34.0 million), restricted cash2 of RMB4.2 million (US$0.6 million) and time deposits3 of RMB165.4 million (US$23.1 million), compared with cash and cash equivalents of RMB312.5 million, restricted cash of RMB4.3 million and time deposits of RMB137.5 million as of June 30, 2019.

Prepayments and Other Current Assets

As of September 30, 2019, the balance of prepayment and other current assets was RMB53.5 million (US$7.5 million), compared with RMB54.0 million as of June 30, 2019. The balance as of September 30, 2019 mainly included: (i) the current portion of deferred expenses of RMB4.3 million (US$0.6 million); (ii) receivables from third party payment providers of RMB5.5 million (US$0.8 million); (iii) deposit receivables of RMB1.4 million (US$0.2 million); (iv) receivables of consideration from disposal of subsidiaries of RMB4.3 million (US$0.6 million); (v) deductible value added input tax of RMB13.0 million (US$1.8 million); and (vi) other receivables of RMB25.0 million (US$3.5 million).

2 Restricted cash represents: (i) government grants received but pending final clearance; and (ii) deposits in Sata bank in Malta yet to be withdrawn.

3Time deposits represent six-month fixed-interest deposits with commercial banks.

Business Outlook

The Company does not expect to issue any earnings forecast until it receives clear instructions as to the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.1477 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2019, and all translations from Renminbi to EUR were made at the exchange rate of RMB7.6881 to EUR1.00, which was the average of the month-end exchange rates as set forth in the statistical release of State Administration of Foreign Exchange at the end of each month in 2019.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in the Company’s consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	435,133	242,693	33,954
Restricted cash	1,254	4,246	594
Time deposits	-	165,435	23,145
Short-term investments	100,000	-	-
Amounts due from related parties	-	10,252	1,434
Prepayments and other current assets	65,198	53,540	7,491
Total current assets	601,585	476,166	66,618

Non-current assets:
Property and equipment, net	97,195	71,818	10,048
Intangible assets, net	214,962	193,677	27,096
Deposits	5,152	5,870	821
Long-term investments	194,375	184,436	25,804
Other non-current assets*	3,563	45,949	6,429
Goodwill	129,752	39,680	5,551
Total non-current assets	644,999	541,430	75,749

TOTAL ASSETS	1,246,584	1,017,596	142,367

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	9,779	53	7
Accrued expenses and other current liabilities	88,149	51,894	7,259
Income tax payable	1,766	2,208	309
Other short-term liabilities*	-	14,502	2,029
Total current liabilities	99,694	68,657	9,604

Non-current liabilities:
Long-term payables	4,196	3,184	445
Deferred tax liabilities	7,744	7,032	984
Other long-term liabilities*	-	40,851	5,715
Total non-current liabilities	11,940	51,067	7,144

TOTAL LIABILITIES	111,634	119,724	16,748

Redeemable noncontrolling interest	29,388	29,388	4,112

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2018 and September 30, 2019; 350,804,532 and 419,981,792 shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively	121	145	21
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2018 and September 30, 2019; 74,400,299 and 10,000,099 shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively	28	5	1
Additional paid-in capital	2,431,924	2,517,546	352,218
Treasury shares	(143,780)	(143,780)	(20,116)
Accumulated deficit	(1,309,424)	(1,637,945)	(229,157)
Accumulated other comprehensive income	137,736	146,921	20,548
Total 500.com Limited shareholders’ equity	1,116,605	882,892	123,515
Noncontrolling interests	(11,043)	(14,408)	(2,008)
Total shareholders' equity	1,105,562	868,484	121,507

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	1,246,584	1,017,596	142,367

* We have adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019. As a result of adoption of the standard, we recognized a right-of-use asset of approximately RMB44 million in other non-current assets, and a lease liability of approximately RMB15 million and RMB41 million in other short-term liabilities and other long-term liabilities, respectively, on our consolidated balance sheet as of September 30, 2019.

500.com Limited

Condensed Consolidated Statements of Comprehensive Loss

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

 except for number of shares, per share (or ADS) data)

	Three Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	30,109	9,705	9,763	1,366

Operating costs and expenses:
Cost of services	(18,467)	(15,032)	(16,096)	(2,252)
Sales and marketing expenses	(26,591)	(9,567)	(8,980)	(1,256)
General and administrative expenses	(73,290)	(49,991)	(42,896)	(6,001)
Service development expenses	(17,379)	(11,825)	(11,072)	(1,549)
Total operating expenses	(135,728)	(86,415)	(79,044)	(11,058)
Other operating income	5,168	952	1,233	173
Government grant	408	377	264	37
Other operating expenses	(235)	(5,707)	282	39
Impairment of goodwill		(57,218)	(30,916)	(4,325)
Operating loss from continuing operations	(100,278)	(138,306)	(98,418)	(13,768)
Other (expenses)income, net	183	1	(1)	-
Interest income	3,811	3,427	3,289	460
Loss from equity method investments	(4,369)	(6,568)	(699)	(98)
Gain from disposal of a subsidiary	580	-	-	-
Loss before income tax	(100,073)	(141,446)	(95,829)	(13,406)
Income tax benefit	711	342	230	32
Net loss from continuing operations	(99,362)	(141,104)	(95,599)	(13,374)

Net loss	(99,362)	(141,104)	(95,599)	(13,374)
Less: Net (loss) income attributable to noncontrolling interests and redeemable noncontrolling interest from continuing operations	(2,865)	(3,306)	189	26
Net (loss) income attributable to noncontrolling interests	(1,994)	(3,306)	189	26
Net loss attributable to redeemable noncontrolling interests	(871)	-	-	-
Net loss attributable to 500.com Limited	(96,497)	(137,798)	(95,788)	(13,400)
Other comprehensive income
Foreign currency translation gain	30,437	7,835	10,195	1,426
Other comprehensive income, net of tax	30,437	7,835	10,195	1,426
Comprehensive loss	(68,925)	(133,269)	(85,404)	(11,948)
Less: Comprehensive (loss) income attributable to noncontrolling interests and redeemable noncontrolling interest	(3,914)	(3,306)	189	26
Comprehensive loss attributable to 500.com Limited	(65,011)	(129,963)	(85,593)	(11,974)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	423,278,359	428,561,237	429,912,365	429,912,365
Diluted	423,278,359	428,561,237	429,912,365	429,912,365

Losses per share attributable to 500.com Limited-Basic and Diluted
Net loss from continuing operations	(0.23)	(0.32)	(0.22)	(0.03)
Net loss	(0.23)	(0.32)	(0.22)	(0.03)

Losses per ADS* attributable to 500.com Limited-Basic and Diluted
Net loss from continuing operations	(2.28)	(3.22)	(2.23)	(0.31)
Net loss	(2.28)	(3.22)	(2.23)	(0.31)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss from continuing operations	(100,278)	(138,306)	(98,418)	(13,768)
Adjustment for share-based compensation expenses	42,721	20,203	15,175	2,123
Adjustment for impairment of goodwill	-	57,218	30,916	4,325
Adjusted operating loss from continuing operations (non-GAAP)	(57,557)	(60,885)	(52,327)	(7,320)

Net loss attributable to 500.com Limited from continuing operations	(96,497)	(137,798)	(95,788)	(13,400)
Net loss attributable to 500.com Limited	(96,497)	(137,798)	(95,788)	(13,400)
Adjustment for share-based compensation expenses	42,721	20,203	15,175	2,123
Adjustment for impairment of goodwill	-	57,218	30,916	4,325
Adjusted net loss attributable to 500.com Limited from continuing operations (non-GAAP)	(53,776)	(60,377)	(49,697)	(6,952)
Adjusted net loss attributable to 500.com Limited (non-GAAP)	(53,776)	(60,377)	(49,697)	(6,952)

Losses per share attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss from continuing operations (non-GAAP)	(0.13)	(0.14)	(0.12)	(0.02)
Net loss (non-GAAP)	(0.13)	(0.14)	(0.12)	(0.02)

Losses per ADS* attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss from continuing operations (non-GAAP)	(1.30)	(1.41)	(1.16)	(0.16)
Net loss (non-GAAP)	(1.30)	(1.41)	(1.16)	(0.16)

Basic	423,278,359	428,561,237	429,912,365	429,912,365
Diluted	423,278,359	428,561,237	429,912,365	429,912,365

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.